February 24, 2011

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Energy and Environmental Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 4, 2011
File No. 333-170118

Dear Mr. Riedler:

We hereby submit the responses of Alternative Energy Environment Solutions, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 15, 2011 to Mr. Scott Williams of the Company in regard to the above-referenced second amended registration statement on Form S-1 (the “Registration Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Risk Factors

“We may not be able to acquire the biotechnology we have selected…,” page 4

1.	We note your response to prior comment 1 and the additional disclosure you have provided. Please further revise your disclosure as follows:

•
Elaborate on the Biogenic Methane Production and Innovative Technology that Wytex has developed, with a discussion sufficient to give investors a basic understanding of what these technologies are and how they work;

•
Include a statement that you currently have no other business relationship or other affiliation with Wytex Ventures, LLC, other than your agreement with Wytex that allows you to evaluate its Biogenic Methane Production technology and Innovative Technology.  We note that Note 4 of the notes to your financial statements indicates that you have entered into a consulting agreement with Wytex, dated June 4, 2010, to receive administrative and other miscellaneous services, which include well work over, well injection, injection of microbial nutrients and down hole services.  Please advise us whether the June 4, 2010 consulting agreement with Wytex is the same agreement that covers your right to evaluate Wytex’s technology for later license or purchase.  If it is the same agreement, please explain why the agreement filed as Exhibit 10.3 does not reference this evaluation right or specifically provide for any of the services you list in Note 4.

Company Response:	We have amended our risk factor disclosure and business discussion to reflect the following: (1) Wytex’s technology imitates the natural process of biogenic methane production by introducing the necessary nutrients into the coal that create the proper environment for the in-place microbes to generate methane from the available carbon in the coal. This is similar to pathways that occur in nature, that being responsible for much of the coalbed methane produced and extracted in the world today. Additionally, Wytex has developed patent pending methods for moving nutrient rich fluids through the host coal; and (2) The Company has no other business relationship with Wytex other than the relationship stemming from agreement in which the Company has the right to evaluate the Wytex technology.

In Note 3of the notes to the financial statements for the period of June 10, 2010 (Inception) to July 31, 2010 there is mention of a June 4, 2010 agreement for administrative services. This reference refers to an agreement between the Company and Tryon Capital Ventures, LLC to provide consulting and administrative services to the Company.

2.
We note your statement in your response letter that you are aware of two other companies that develop similar technologies as Wytex with respect to methane extraction using organic microbes.  Please disclose this in your registration statement and indicate whether such technology is available for sale or lease from these companies should you not agree to acquire Wytex’s technology.

Company Response:
The Registration Statement has been revised to reflect that, to the Company’s knowledge, neither of the other companies with similar technology has plans to sell, lease or license their technology to others.

Description of Business, page 16

3.
Please revise your discussion of your agreement with Wytex to disclose all of the material terms of this agreement.  For example, please disclose in this section that the 12 month evaluation period may be extended under the terms of the contract and explain the specific nature of the consulting services to be rendered and for which Wytex will apparently be compensated up to $600,000.  We refer to Note 4 of the notes to your financial statements.  If the agreement also covers your right to evaluate Wytex’s Biogenic Methane Production technology and Innovative Technology, please make this clear in your disclosure and provide all of the material terms of the parties’ understanding as to the mutual rights and obligations under this technology evaluation agreement.

Company Response:
We have revised this disclosure to include the material terms of the agreement with Wytex, as well as the parties’ understanding as to the mutual rights and obligations under the agreement. We have also revised this disclosure to make clear that the agreement with Wytex permits the Company to evaluate the Biogenic Methane Production Technology and Innovative Technology.

4.
Please advise us why you have entered into an agreement with Wytex that includes well work over, well injection, injection of microbial nutrients and down hole services, for which the company has already paid $500,000, yet the company has no operations.

Company Response:
The agreement with Wytex is to evaluate the technology. As such, the work comprising of well work over, well injection, injection of microbial nutrients and down hole services are performed by Wytex as it pertains to the evaluation of their technology.

5.
In addition, please clarify in your disclosure that the agreement that you reference on page 16 of your Business section is the same consulting agreement that you have filed as Exhibit 10.3 to your registration statement.  If the agreements are different, please make this clear and provide the material terms of both agreements, including financial terms, and file as an exhibit to your registration statement the agreement with Wytex that governs your evaluation of Wytex’s technology.

Company Response:
We have revised this disclosure to clarify that the agreement discussed on page 16 in the Business section of the Registration Statement is the same consulting agreement annexed as Exhibit 10.3 to the Form S-1 Registration Statement.

6.
We note your response to our prior comment 5.  Please further amend your disclosure to clarify that Robert Craig is the President of Wytex Ventures, and not AEES, and that Wytex Ventures has generated the calculations you refer to in this discussion. Also, please provide details as to the professional and academic backgrounds of Mr. Craig and the “company researchers holding PhDs.”

Company Response:
We have revised this disclosure to clarify that the Robert Craig is the Principal/President of Wytex and that Wytex has generated the calculations referred to in the discussion in this section. We have further disclosed the details regarding Mr. Craig, as well as the company researchers’, professional and academic backgrounds.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 215-968-1600 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Alternative Energy Environment Solutions, Inc.

By:	/s/ Scott Williams
Scott Williams
President and Chief Executive Officer